FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Chester L.F. Paulson				Paulson Capital Corp. PLCC				X Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		X Officer (give titles below)	Other (specify below)
	811 SW Naito Parkway, Suite 200				N/A		4/2002		President

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than
	Portland	OR	97204						One Reporting Person(1)

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)
					Code	V		Amount	(A) or (D)	Price

	Common Stock		4/8/2002		P			8,000	A	$7.50		1,617,228		I		(2)

	Common Stock		4/21/2002		P			2,050	A	$8.00		1,617,228		I		(2)

	Common Stock		4/21/2002		P			2,000	A	$8.00		1,617,228		I		(2)

	Common Stock		4/21/2002		P			1,951	A	$8.00		1,617,228		I		(2)

	Common Stock		4/21/2002		P			1,000	A	$8.00		1,617,228		I		(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:
(1) In addition to Chester L.F. Paulson, the following are reporting parties: Jacqueline M. Paulsn (Mr. Paulson's spouse), Paulson Family LLC ("LLC") and Paulson Investment Company, Inc. ("PIC"). The address for each of the reporting parties is the same as that provided for Mr. Paulson.
(2) Mr. and Mrs. Paulson are controlling managers of LLC, which is a controlling shareholder of PLCC, which is the parent company of PIC. 1,535,977 of the securities are held in the name of LLC; 30,000 of the securities are held in an IRA for the benefit of Mr. Paulson; 30,000 of the securities are held in an IRA for the benefit of Mrs. Paulson; and 21,251 of the securities are held in the name of PIC. The transactions listed in the table were made for the account of PIC.

	/s/ Chester L.F. Paulson, Individually	May 9, 2002
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date
/s/ Jacqueline M. Paulson, Individually

/s/ Paulson Family LLC

By: Chester L.F. Paulson, Manager
/s/ Paulson Capital Corp.

By: Chester L.F. Paulson, Manager
/s/ Paulson Investment Company

By: Chester L.F. Paulson, Chairman of the Board
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

To view the actual filing form and general Instructions go to: www.sec.gov/divisions/corpfin/forms/4.htm